

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 4, 2007

Mr. Donald Sharpe, President
Eden Energy Corp.
Suite 1680, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6

   Re: **Eden Energy Corp.**
     Post Effective Amendment No. 1 to Registration Statement
     on Form SB-2
     Filed September 12, 2007
     File No. 333-132956

Dear Mr. Sharpe:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed September 12, 2007

1.   We refer you to the Form 8-K filed on September 11, 2007, in which you
      describe the terms of the letter agreement dated August 31, 2007, between the
      company and Starlight Operating Company, Inc., Starlight Oil & Gas LLC and
      Starlight Corporation. On page 30 of the prospectus, you reference a "formal
      agreement" dated September 7, 2007 between the company and Starlight
      Operating Company, Inc., Starlight Oil & Gas LLC and Starlight Corporation
      involving the assignment of certain rights, title and interests. Please clarify
      whether the August 31, 2007 letter agreement was superseded by the September
      7, 2007 agreement. If applicable, please file as an exhibit to the registration
      statement the September 7, 2007 agreement. Additionally, supplement your
      disclosure to include further description of the material terms of the
      agreement(s). In this regard, we note that amongst the terms of the letter
      agreement is a representation by the company that it shall not pursue any future
      claims against the Starlight entities with respect to the projects referenced, shall
      release the Starlight entities from any obligations with respect to wells 17-21
      and 17-42, and shall release the Starlight entities from any of the claims asserted
      by the company in the prior arbitration. Please update your disclosure
      accordingly.

Undertakings

2.   Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

Exhibit 5.1

3.   File as correspondence confirmation that the reference to the General
      Corporation Law of the State of Nevada includes also the statutory provisions
      and applicable provisions of the Nevada Constitution and reported judicial
      decisions interpreting these laws, or obtain and file a new opinion that makes
      this clear. See *Current Issues and Rulemaking Projects* at Section VII.A.14,
      November 14, 2000, available at http://www.sec.gov/pdf/cfcr112k.pdf.

* * * * *

Closing Comments

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry

VIA FACSIMILE

William L. Macdonald
Clark Wilson LLP
 (604) 687-6314